Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)
August 4, 2015

Dear Fellow MCG Stockholder,

The date of the MCG Capital Corporation Special Meeting of Stockholders to vote on the proposed acquisition of MCG by PennantPark Floating Rate Capital Ltd. (“PFLT”) is fast approaching. The meeting will be held on August 14, 2015, and MCG stockholders of record as of the close of business on July 13, 2015 are entitled to vote at the meeting. Your vote is extremely important.

OUR RECORDS INDICATE YOUR VOTE HAS NOT YET BEEN RECEIVED

PLEASE VOTE BY PHONE OR INTERNET TODAY

NOT VOTING HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER

PFLT has declared a monthly distribution of $0.095 per PFLT common share, payable on September 1, 2015 to PFLT stockholders of record as of August 24, 2015. If the necessary stockholder approvals are received at each of the MCG and PFLT stockholder meetings scheduled to be held on August 14, 2015, MCG anticipates that the closing of the merger will occur prior to the record date and former MCG stockholders will be eligible to receive this dividend.

The MCG Board unanimously recommends that you vote “FOR” the proposed transaction with PFLT. The failure to vote your shares or an abstention from voting has the same effect as a vote against the transaction. We appreciate your support, and hope that you will take a moment to vote “FOR” the proposed transaction with PFLT by signing, dating and returning the enclosed proxy card, or voting by telephone or over the Internet. If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, Inc., MCG’s proxy solicitor, at (212) 929-5500 or toll-free at (800) 322-2885.

Sincerely,

The MCG Capital Corporation Board of Directors

Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCG and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this communication on the expected timeline (or at all), the failure of PFLT or MCG shareholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the actual premium to adjusted net asset value paid in the merger, if any, the actual market capitalization of the combined company, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCG, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCG to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCG’s net asset value in the future, fees and expenses incurred by MCG in connection with a liquidation, the value of MCG’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCG’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCG is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCG shareholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission (the “SEC”). MCG undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PFLT and MCG. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCG and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus has been mailed to shareholders of PFLT and MCG. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Proxy Solicitation
Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCG through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCG’s website at www.mcgcapital.com. PFLT and MCG and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCG in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCG shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCG’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCG in the manner set forth above. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the SEC and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.